

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2014

Via E-mail
Bob L. Corey
Senior Vice President, CFO
Callidus Software Inc.
6200 Stoneridge Mall Road, Suite 500
Pleasanton, California 94588

> **Re: Callidus Software Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 10, 2014**
> **File No. 000-50463**

Dear Mr. Corey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business

Intellectual Property, page 4

1.   Please tell us whether you are materially reliant on one or more patents and, if so, the duration of any such patents. Confirm that you will include this information in future filings, as applicable. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Risk Factors

Risks Related to our Business

"Interruptions of our operations, infrastructure or systems upon which we rely…," page 7

2.   You indicate that your third-party hosting facilities are essential to your service delivery
and that any service interruptions relating to them may adversely impact your operations.
It appears that you have not included a discussion in the business section of the key terms
of any material agreements you may have with such third-party hosting facilities. Please
advise. In addition, tell us what consideration you have given to filing any such
agreements. See Item 601(b)(10) of Regulation S-K.

Executive Compensation, page 33 (Incorporated by Reference from Definitive Proxy Statement
on Schedule 14A Filed April 29, 2014)

3.   You state that Messrs. Stretch and Duan received stock options to tie their compensation
to your stock performance and to remain competitive with your peers. With a view
toward future disclosure, please tell us how you determined to grant the specific option
amounts.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1—The Company and Significant Accounting Policies

Revenue Recognition, page 45

4.   We note from disclosure in your business overview section that you "provide a suite of
Software-as-a-Service ("SaaS") solutions which generate revenue from cloud
subscriptions, sales operation services and term licenses." We further note that while you
disclosed your revenue recognition policy for term license sales in prior Forms 10-K, you
have not done so in this 10-K. Please explain why you removed the policy disclosure and
to the extent you continue to sell term licenses, please clarify whether such licenses are
on-premise licenses and quantify the amount of revenue recognized for such licenses for
the periods presented. Provide similar revenue data for your perpetual licenses for
periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant